Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended September 30, 2011 and 2010
(Unaudited)
_______________________

KEEGAN RESOURCES INC.

Condensed Consolidated Interim Statements of Financial Position - Unaudited
As at September 30, 2011 and March 31, 2011	Expressed in United States Dollars
	September 30, 2011	March 31, 2011
Assets

Current assets:
Cash and cash equivalents	$213,556,989	$236,329,452
Receivables (note 10)	463,116	252,557
Prepaid expenses and deposits	501,401	150,930
	214,521,506	236,732,939

Non-current assets:
Plant and equipment (Note 4)	2,260,506	1,484,007
Mineral interests (Note 5)	10,851,292	10,581,692
	13,111,798	12,065,699

Total assets	$227,633,304	$248,798,638

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$2,796,859	$5,236,343
	2,796,859	5,236,343

Non-current Liabilities:
Asset retirement provision (note 7)	7,364,938	7,242,082
Share purchase warrants (note 14)	182,070	852,070
	7,547,008	8,094,152

Total liabilities	10,343,867	13,330,495

Shareholders’ Equity

Share capital (note 8)	313,344,850	310,493,855
Equity reserves (note 9)	21,661,232	15,210,047
Accumulated deficit	(117,716,645)	(90,235,759)
Total shareholders’ equity	217,289,437	235,468,143

Total liabilities and shareholders’ equity	$227,633,304	$248,798,638

Commitments (note 11)
Contingencies (note 12)
First-time adoption of IFRS (note 16)

Approved by the Board of Directors:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Consolidated Interim Statements of Loss - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars
	Three months ended		Six months ended
	September 30,		September 30,
	2011	2010	2011	2010

Administration expenses:
Amortization	$64,397	$23,694	$114,784	$42,331
Bank charges and interest	20,183	6,899	36,674	13,161
Consulting fees, directors’ fees and
wages and benefits (note 10)	725,812	513,760	1,382,324	1,093,369
Office, rent and administration	293,755	206,114	557,028	371,035
Professional fees (note 10)	153,594	283,776	252,679	337,127
Regulatory fees, transfer agent and
shareholder information	76,044	30,495	152,079	67,866
Share-based compensation (note 9(a))	2,053,520	1,350,277	4,833,585	3,283,890
Travel, promotion and investor relations	369,542	199,691	603,315	481,101
	3,756,847	2,614,706	7,932,468	5,689,880

Exploration and evaluation expenditures (note 6)	7,184,547	5,119,119	16,456,883	10,124,639

Other expenses (income):
Interest and other income	(392,092)	(66,047)	(1,018,923)	(129,433)
Accretion expense	61,428	‑	122,856	‑
Revaluation of share purchase warrants (note 14)	(286,740)	452,205	(670,000)	331,180
Foreign exchange loss (gain)	4,885,783	(942,943)	4,657,602	677,804
	4,268,379	(556,785)	3,091,535	879,551

Loss before future income tax expense	15,209,773	7,177,040	27,480,886	16,694,070

Future income tax expense (recovery)	‑	(22,455)	-	(22,455)

Loss for the period	15,209,773	7,154,585	27,480,886	16,671,615

Adjustment for fair value of marketable securities	-	(157,183)	-	(157,183)

Comprehensive loss for the period	$15,209,773	$6,997,402	$27,480,886	$16,514,432

Loss per share – basic and diluted	$0.20	$0.16	$0.37	$0.37

Weighted average number of shares outstanding	75,318,726	45,680,323	75,217,831	45,510,061

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Consolidated Interim Statement of Changes in Equity - Unaudited
Six months ended September 30, 2011 and 2010, and the year ended March 31, 2011	Expressed in United States Dollars
			Equity	Accumulated	Accumulated	Total
	Number	Share capital	reserves	deficit	OCI	Equity

Balance as at March 31, 2010:	45,047,123	$97,409,895	$6,869,684	$(54,864,719)	$-	$49,414,860

Issuance of common shares for:
Exercise of share-based options	634,098	2,951,270	(1,217,302)	-	-	1,733,968
Exercise of broker warrants	53,333	366,651	-	-	-	366,651

Marketable securities	-	-	-	-	157,183	157,183
Share-based compensation	-	-	4,287,942	-	-	4,287,942
Net loss for the period	-	-	-	(16,671,615)	-	(16,671,615)

Balance as at September 30, 2010	45,734,554	100,727,816	9,940,324	(71,536,334)	157,183	39,288,989

Issuance of common shares for:
Exercise of share-based options	561,034	3,081,182	(1,197,776)	-	-	1,883,406
Exercise of broker warrants	184,000	1,406,504	-	-	-	1,406,504
Bought-deal prospectus financing	28,405,000	205,278,353	-	-	-	205,278,353

Marketable securities	-	-	-	-	(157,183)	(157,183)
Share-based compensation	-	-	6,467,499	-	-	6,467,499
Net loss for the period	-	-	-	(18,699,425)	-	(18,699,425)

Balance as at March 31, 2011	74,884,588	310,493,855	15,210,047	(90,235,759)	-	235,468,143

Issuance of common shares for:
Exercise of share options	436,250	2,850,995	(1,055,442)	-	-	1,795,553

Share-based compensation	-	-	7,506,627	-	-	7,506,627
Net loss for the period	-	-	-	(27,480,886)	-	(27,480,886)

Balance as at September 30, 2011	75,320,838	$313,344,850	$21,661,232	$(117,716,645)	$-	$217,289,437

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars
	Three months ended		Six months ended
	September 30,		September 30,
	2011	2010	2011	2010

Cash provided by (used in):

Operating activities:
Loss for the period	$(15,209,773)	$(7,154,585)	$(27,480,886)	$(16,671,615)
Items not involving cash:
Amortization	155,338	80,693	275,425	99,330
Accretion expense	61,428	‑	122,856	‑
Interest income	(336,246)	(66,047)	(941,777)	(129,433)
Future income tax recovery	‑	(22,455)	‑	(22,455)
Share-based compensation (note 9(a))	2,053,520	1,350,277	4,833,585	3,283,890
Share-based compensation included in
exploration and evaluation expenditures	1,343,536	411,728	2,673,042	1,004,052
Revaluation of share purchase warrants	(286,740)	452,205	(670,000)	331,180
Unrealized foreign exchange gain (loss)	6,321,222	(1,803,481)	5,495,985	(207,060)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(1,189,748)	449,079	(2,013,351)	227,320
Prepaid expenses and deposits	(74,889)	85,155	(366,135)	59,943
Receivables	28,487	57,481	88,683	13,085
	(7,133,865)	(6,159,950)	(17,982,573)	(12,011,763)

Investing activities:
Purchase of plant and equipment	(488,846)	(607,516)	(1,051,924)	(658,762)
Purchase of marketable securities	‑	(143,636)	‑	(143,636)
Acquisition of mineral interests	-	(32,182)	-610,000	(35,874)
Interest received	179,915	66,047	603,758	129,433
	(308,931)	(717,287)	(1,058,166)	(708,839)

Financing activities:
Shares issued for cash, net of share
issuance costs (note 8(b))	109,424	218,445	1,795,553	1,896,457

Impact of foreign exchange on cash and cash
equivalents	(6,367,125)	1,808,843	(5,527,277)	204,395

Decrease in cash and cash equivalents	(13,700,497)	(4,849,949)	(22,772,463)	(10,619,750)

Cash and cash equivalents, beginning of period	227,257,486	42,184,888	236,329,452	47,954,689

Cash and cash equivalents, end of period	$213,556,989	$37,334,939	$213,556,989	$37,334,939

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Reclassification of equity reserves on
exercise of share options	$78,467	$64,990	$1,055,441	$1,217,302

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

1.	Nature of operations:

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including a feasibility study for the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Basis of presentation and adoption of IFRS

(a)	Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3 to the condensed consolidated interim financial statements for the three months ended June 30, 2011  and 2010. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS and have not been audited.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(c)	Adoption of IFRS

These condensed consolidated interim financial statements have been prepared on the basis of IFRS standards that are effective on April 1, 2011. The standards that will be effective in the annual financial statements for the year ending March 31, 2012 are subject to change and may be affected by additional interpretations. Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first annual IFRS financial statements are prepared for the year ended March 31, 2012.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

2.	Basis of presentation and adoption of IFRS (continued)

(c)	Adoption of IFRS (continued)

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies used have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at April 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1 - First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from GAAP to IFRS is explained in note 16.

3.	Significant accounting policies

Refer to the condensed consolidated interim financial statements for the three months ended June 30, 2011 and 2010 for the significant accounting policies of the Company.

4.	Plant and equipment

		Accumulated	Net book
September 30, 2011	Cost	depreciation	value

Furniture and equipment	$141,526	$(29,463)	$112,063
Computers	574,134	(132,149)	441,985
Construction in progress	216,030	-	216,030
Leasehold improvements	258,500	(46,089)	212,411
Buildings	416,489	(549)	415,940
Machinery and equipment	200,421	(77,755)	122,666
Motor vehicles	1,077,546	(338,135)	739,411

	$2,884,646	$(624,140)	$2,260,506

		Accumulated	Net book
March 31, 2011	Cost	depreciation	value

Furniture and equipment	$149,876	$(57,588)	$92,288
Computers	334,955	(103,751)	231,204
Leasehold improvements	188,761	(40,441)	148,320
Buildings	408,394	(549)	407,845
Machinery and equipment	103,971	(45,981)	57,990
Motor vehicles	772,374	(226,014)	546,360

	$1,958,331	$(474,324)	$1,484,007

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

5.	Mineral interests

		Accumulated	Net book
September 30, 2011	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043
Acquisition costs, Esaase	3,466,099	-	3,466,099
Asset retirement obligation	7,215,150	-	7,215,150

	$10,851,292	$-	$10,851,292

		Accumulated	Net book
March 31, 2011	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043
Acquisition costs, Esaase	3,196,499	-	3,196,499
Asset retirement obligation	7,215,150	-	7,215,150

	$10,581,692	$-	$10,581,692

Reconciliation of  mineral interests

	Six months ended	Year ended
Esaase development project	September 30, 2011	March 31, 2011

Opening balance	$10,581,692	$2,234,420

Additions:
Acquisition costs, Esaase	269,600	1,181,982
Asset retirement obligation	-	7,165,290
	269,600	8,397,132

Closing balance	$10,851,292	$10,581,692

(a)	Essase gold project

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The property is a subject to the underlying 10% interest and 5% royalty (see note 12(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the option agreement, the Company was to make a series of cash payments totaling $890,000, issue 780,000 common shares and incur minimum exploration expenditures of $2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

5.	Mineral interests (continued)

(a)	Essase gold project (continued)

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 12(a)).

Acquisitions during the six months ended September 30, 2011 and the year ended March 31, 2011

During the six months ended September 30, 2011, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in the four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $260,000 in addition to the total of $140,000 already paid, and issue in stages a total of 40,000 shares of the Company in addition to the 10,000 shares already issued. During July 2011, the Company received Ministerial approval of the option agreement and accrued for the issuance of 20,000 shares of the Company at a cost of $159,600. The remaining 20,000 shares will be issued at the Company’s option, in 10,000 share tranches on the second and third anniversary of this option agreement.

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the three months ended June 30, 2011.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).

Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Keegan Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Keegan Ghana is in a net liability position.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

5.	Mineral interests (continued)

(b)	Asumura gold project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty, 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government.

6.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	3 months ended September 30		6 months ended September 30
	2011	2010	2011	2010

Esaase:
Camp operations	$711,173	$155,590	$1,203,311	$288,383
Development support costs	504,275	253,387	886,681	622,027
Equipment and infrastructure	452,310	(151,474)	796,701	293,715
Engineering studies	1,549,330	301,515	2,989,459	514,776
Exploration drilling	254,864	2,240,222	1,477,285	3,444,185
Exploration support costs	447,704	857,445	1,262,384	1,855,924
Health and environmental	561,307	282,778	1,203,192	452,562
Technical and in-fill drilling	1,360,048	276,644	3,964,828	929,238
Share-based compensation	1,343,536	468,783	2,673,042	1,004,052
	7,184,547	4,684,890	16,456,883	9,404,862

Asumura:	-	434,229	-	719,777

Total project expenditures for the period	$7,184,547	$5,119,119	$16,456,883	$10,124,639

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

7.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase development project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this constructive obligation has been recorded as a non-current provision.

Esaase development project	Six months ended	Year ended
	September 30, 2011	March 31, 2011

Opening balance	$7,242,082	$49,084
Additions	-	7,192,998
Accretion	122,856	-

Closing balance	$7,364,938	$7,242,082

Undiscounted and uninflated estimated future cash obligation	$8,186,463	$8,186,463
Expected term until settlement	13 years	13 years
Discount rate	3.46%	3.46%

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

8.	Share capital

(a)      Authorized
Unlimited common shares without par value; and
Unlimited preferred shares without par value

(b)	Issued and outstanding common shares

	Number
	of shares	Amount

Balance, March 31, 2010	45,047,123	$97,409,895

Issued for cash:
Pursuant to a bought deal financing at C$7.50	28,405,000	216,296,974

Share issuance costs, cash	-	(10,356,041)

Share issuance costs, fair value of warrants
granted to underwriters	-	(662,580)

Pursuant to the exercise of warrants
- at C$3.10	237,333	724,703

Pursuant to the exercise of options
- at C$1.12	37,500	41,156
- at C$1.16	200,000	227,783
- at C$2.44	349,507	820,951
- at C$2.48	40,000	100,232
- at C$3.31	50,000	164,901
- at C$3.60	75,000	265,869
- at C$4.01	65,625	262,876
- at C$4.20	280,000	1,138,519
- at C$6.19	97,500	595,089

Transferred from equity reserves on the exercise of options	-	2,415,078

Transferred from foreign currency warrant liability on the revaluation
and exercise of warrants	-	1,048,450

Balance, March 31, 2011	74,884,588	310,493,855

Issued for cash:
Pursuant to the exercise of options
- at C$2.44	125,000	314,052
- at C$3.31	50,000	172,666
- at C$3.60	25,000	91,764
- at C$4.01	71,250	297,958
- at C$4.20	75,000	321,363
- at C$6.19	80,000	515,488
- at C$7.83	10,000	82,262

Transferred from equity reserves on the exercise of options	-	1,055,442

Balance, September 30, 2011	75,320,838	$313,344,850

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

8.	Share capital (continued)

Six months ended September 30, 2011

During the six months ended September 30, 2011, an aggregate of 436,250 common shares were issued for gross proceeds of $1,795,553 on exercise of options. In addition, a reclassification of $1,055,442 from equity reserves to share capital was recorded on the exercise of these options.

Year ended March 31, 2011

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of C$7.50 per common share for gross proceeds of $188,084,325. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at C$7.50, bringing the total gross proceeds from the bought deal financing to $216,296,974.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,733,364  and incurred other cash share issuance costs totaling $622,677.  In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of C$7.50 per share until February 17, 2013. The Company recorded share issuance costs of $662,580 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method (note 9(b)).

During the year ended March 31, 2011, an aggregate of 1,195,132 common shares were issued for gross proceeds of $3,617,374 on exercise of options. In addition, a reclassification of $2,415,078 from equity reserves to share capital was recorded on the exercise of these options.

During the year ended March 31, 2011, an aggregate of 237,333 common shares were issued for gross proceeds of $724,703 on exercise of broker’s warrants. In addition, a reclassification of $1,048,450 from foreign currency warrant liability to share capital was recorded on the revaluation and exercise of the broker’s warrants.

9.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

	Number	Weighted average
	of shares	exercise price

Balance, March 31, 2011	6,213,750	C$6.37
Granted	375,000	C$7.59
Exercised	(436,250)	C$3.98
Forfeited	(62,500)	C$7.64

Balance, September 30, 2011	6,090,000	C$6.61

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

9.	Equity reserves (continued)

(a)	Share-based options (continued)

The following table summarizes the share-based options outstanding and exercisable at September 30, 2011:

	Number outstanding at		Number exercisable at
Exercise price	September 30, 2011	Expiry date	September 30, 2011

C$2.44	180,000	November 10, 2011	180,000
C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	345,000
C$6.50	220,000	December 14, 2014	220,000
C$6.19	1,412,500	May 26, 2015	1,209,375
C$7.83	105,000	October 20, 2015	61,875
C$9.00	225,000	November 30, 2015	140,625
C$8.00	2,480,000	March 17, 2016	1,215,000
C$7.55	235,000	July 8, 2016	58,750
C$7.66	140,000	August 2, 2016	35,000
	6,090,000		4,213,125
Weighted average contractual life
life remaining at
September 30, 2011 (years)	3.73		3.43

During the six months ended September 30, 2011, under the Black-Scholes option pricing model, $7,506,627 (September 30, 2010 - $4,287,942) in share-based compensation expense was recorded in the statement of comprehensive loss of which $2,673,042 (September 30, 2010 - $1,004,052) was included in exploration and evaluation expenses.

The fair value of share-based options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Six months ended
	September 30, 2011	September 30, 2010

Risk free interest rate	2.18%	2.30%
Expected dividend yield	0%	0%
Stock price volatility	88%	91%
Forfeiture rate	1.28%	1.28%
Expected life of options	3.73 years	3.69 years

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

9.	Equity reserves (continued)

(b)	Warrants

The continuity of share purchase warrants for the six months ended September 30, 2011 is as follows:

Exercise price	Expiry date	March 31, 2011	Issued	Exercised	Expired	September 30, 2011

C$ 7.50	February 17, 2013	284,050	-	-	-	284,050

		284,050	-	-	-	284,050

The continuity of share purchase warrants for the year ended March 31, 2011 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	March 31, 2011

C$ 7.50	February 17, 2013	-	284,050	-	-	284,050
C$ 3.10	November 26, 2010	237,333	-	(237,333)	-	-

		237,333	284,050	(237,333)	-	284,050

The fair value of $662,580 of the 284,050 brokers’ warrants issued during the year ended March 31, 2011 was included in share issuance costs (note 8 (b)).

The fair value of the 284,050 broker warrants has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

February 17, 2011

Risk free interest rate	1.79%
Expected dividend yield	0%
Stock price volatility	55%
Share price on date of valuation	C$ 7.50
Expected life of warrants	2.0 years

(c)	Shareholder rights plan

During the year ended March 31, 2009, the Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan.  Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

10.  Related party transactions

The Company has a geological consulting agreement with Rock-on Exploration Ltd., a company controlled by a director of the Company, under which the Company pays $10,000 per month plus benefits. During the six months ended September 30, 2011, the Company paid consulting fees and benefits of $70,740 (2010 - $91,337). Included in accounts payable and accrued liabilities as at September 30, 2011 is $35,370 (March 31, 2011 - $99,386) owing to this company.

During the six months ended September 30, 2011, the Company paid/accrued professional fees of $nil (2010 - $15,414) for accounting fees to a company controlled by an officer of the Company.

During the six months ended September 30, 2011, the Company recovered on a cost recovery basis $533,569 (2010 - $nil) from companies with directors and officers in common, which is included in administration expenses in the statement of comprehensive income. Included in receivables as at June 30, 2011 is an aggregate amount of $29,638  (March 31, 2011 - $26,401) due from companies with directors and officers in common.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Key management compensation

	3 months ended September 30		6 months ended September 30
	2011	2010	2011	2010

Salaries	$573,511	$99,610	$766,249	$201,419
Share-based payments	1,381,217	1,045,998	3,662,630	2,545,437
Other compensation	8,930	-	53,002	101,629

	$1,963,854	$1,145,608	$4,481,881	$2,848,485

11.   Commitments

As at September 30, 2011, the Company has contractual commitments with certain service providers in Canada and Ghana. The amounts due under these contracts and their payment terms are as follows:

Fiscal year:
2012	$497,087
2013	647,241
2014	542,299
2015	542,299
2016	90,383

$2,848,485

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

12.   Contingencies

(a)	Ghanaian mining royalties

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

(b)	Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

13.   Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

September 30, 2011	Canada	Ghana	Total

Plant and equipment	$689,328	$1,571,178	$2,260,506
Mineral interests	-	10,851,292	10,851,292

	$689,328	$12,422,470	$13,111,798

March 31, 2011	Canada	Ghana	Total

Plant and equipment	$389,483	$1,094,524	$1,484,007
Mineral interests	-	10,581,692	10,581,692

	$389,483	$11,676,216	$12,065,699

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

13.   Segmented information (continued)

Geographic allocation of loss

	Canada	Ghana	Total

Three months ended September 30, 2011	$7,607,847	$7,601,926	$15,209,773
Three months ended September 30, 2010	$820,806	$6,333,779	$7,154,585

Six months ended September 30, 2011	$10,288,638	$17,192,248	$27,480,886
Six months ended September 30, 2010	$5,121,217	$11,550,398	$16,671,615

14.   Financial instruments

As at September 30, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			September 30, 2011
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$213,556,989	Level 1
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	378,257	N/A

			$213,935,246

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$2,796,859	N/A
Share purchase warrants	Fair-value-through profit and loss	Fair Value	182,070	Level 2

			$2,913,429

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

14.  Financial instruments (continued)

			March 31, 2011
	Category	Carrying value	Amount	Fair value hierarchy

Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$236,329,452	Level 1
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A

			$236,425,268

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,236,343	N/A
Share purchase warrants	Fair-value-through profit and loss	Fair Value	852,070	Level 2

			$6,088,413

The fair value of share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	September 30,	March 31,
	2011	2011

Risk free interest rate	0.91%	1.77%
Expected dividend yield	0%	0%
Stock price volatility	61%	74%
Share price on date of valuation	C$5.28	C$8.45
Expected life of warrants	1.39 years	1.89 years

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at September 30, 2011, the receivables consist primarily of interest receivable of $338,019 (March 31, 2011 - $72,423) and other receivables of $125,097 (March 31, 2011 - $180,134), neither of which are considered past due.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

14.  Financial instruments (continued)

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at September 30, 2011, the Company had a cash and cash equivalents balance of $213,556,989 (March 31, 2011 – $236,329,452) to settle current liabilities of $2,796,859 (March 31, 2011 - $5,236,343) that mainly consist of accounts payable that are considered short term and  expected to be settled within 30 days.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in loss for the period of approximately $2,135,569 as at September 30, 2011 (March 31, 2011 - $2,363,294).

(ii)	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. In addition, the Company has share purchase warrants denominated in Canadian dollars.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At September 30, 2011 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies. Expressed below in US dollar equivalents:

	September 30, 2011			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD

Cash and cash equivalents	$62,889,470	110,844	-	$171,881,945	348,177	-
Accounts payable	(422,319)	(303,338)	(260,855)	(238,338)	(3,699,374)	(25,985)
Share purchase warrants	(182,070)	-	-	(852,070)	-	-

Net exposure	62,285,081	(192,494)	(260,855)	170,791,537	(3,351,197)	(25,985)

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

14.  Financial instruments (continued)

(c)	Market risk

(ii)	Foreign currency risk

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $6,183,173 as at September 30, 2011 (March 31, 2011 - $16,741,435).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at September 30, 2011 and March 31, 2011, the Company was not exposed to other price risk.

(d)	Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses arising from financial instruments

	Six months ended September 30,
	2011	2010

Interest income from loans and receivable	$995,777	$129,433
Unrealized gain (loss) on revaluation of share purchase warrants	$652,347	$(331,180)

15.  Capital management

The Company considers items included in shareholders’ equity to be capital.

	September 30, 2011	March 31, 2011

Shareholders’ equity	$217,363,426	$235,468,143

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has interests in are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

15.  Capital management (continued)

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

There were no changes in the Company’s management of capital during the six months ended September 30, 2011.

16.	First-time adoption of IFRS

The accounting policies in Note 3 of the condensed consolidated interim financial statements for the three months ended June 30, 2011 and 2010 have been applied in preparing the condensed consolidated interim financial statements for the three and six months ended September 30, 2011, the comparative information for the three and six months ended September 30, 2010, the financial statements for the year ended March 31, 2011 and the preparation of an opening IFRS statement of financial position on the Transition Date, April 1, 2010.

The guidance for the first time adoption of IFRS are set out in IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

•
IFRS 2- Share-Based Payments - The Company will take the election and only reassess the fair value of options that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

•	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – The Company will take the election and calculate its opening asset retirement obligation under IFRS as at April 1, 2010.

The Company applied the following IFRS 1 mandatory exceptions:

•
IAS 27 – Consolidated and Separate Financial Statements and IAS 28 – Investments in Associates – The Company will take the election and upon adoption of IFRS and measure the assets and liabilities of its subsidiary, Keegan Ghana, at the same carrying amounts as in the financial statements of the subsidiary after adjusting for consolidation and equity accounting adjustments.

In preparing its opening IFRS statement of financial position, comparative information for the three and six months ended September 30, 2010 and financial statements for the year ended March 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with GAAP, accompanied by an explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, statements of comprehensive loss, deficit and cash flows. The reconciliations and explanations on translation adjustments are as follows:

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

Reconciliation of Assets, Liabilities & Equity
As at September 30, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Assets

Current assets:
Cash and cash equivalents	$38,418,335	$37,334,940	$-	$37,334,940
Marketable securities	332,655	323,274		323,274
Receivables	110,799	107,675	-	107,675
Prepaid assets	198,897	193,289	-	193,289
	39,060,686	37,959,178	-	37,959,178

Non-current assets:
Plant and equipment	462,720	430,360	830,085	1,260,445
Mineral interests	52,124,707	48,596,508	(46,326,214)	2,270,294
	52,587,427	49,026,868	(45,496,129)	3,530,739

Total assets	91,648,113	$86,986,046	$(45,496,129)	41,489,917

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,341,328	$1,305,208	$-	$1,305,209
	1,341,328	1,305,208	-	1,305,209

Non-current liabilities:
Asset retirement obligation	52,249	49,084	-	49,084
Share purchase warrants	-	-	846,635	846,635
	52,249	49,084	846,635	895,719

Total liabilities	1,393,577	1,354,292	846,635	2,200,928

Shareholders’ Equity

Common shares	108,087,956	100,095,927	631,889	100,727,816
Equity reserves	11,577,145	10,717,154	(776,829)	9,940,324
Accumulated other comprehensive income	163,392	157,183	-	157,183
Accumulated deficit	(29,573,957)	(25,338,510)	(46,197,824)	(71,536,334)
	90,254,536	85,631,754	(46,342,764)	39,288,989

Total shareholders’ equity and liabilities	91,648,113	$86,986,046	$(45,496,129)	41,489,917

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

Reconciliation of Assets, Liabilities & Equity
As at March 31, 2011

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d,e
Assets

Current assets:
Cash and cash equivalents	$229,144,989	$236,329,452	$-	$236,329,452
Receivables	244,880	252,557	-	252,557
Prepaid expenses and deposits	146,084	150,930	-	150,930
	229,535,953	236,732,939	-	236,732,939

Non-current assets:
Plant and equipment	537,111	506,273	977,734	1,484,007
Mineral interests	74,843,010	70,792,389	(60,210,697)	10,581,692
	75,380,121	71,298,662	(59,232,963)	12,065,699

Total assets	304,916,074	$308,031,601	$(59,232,963)	$248,798,638

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$5,076,974	$5,236,343	$-	$5,236,343
	5,076,974	5,236,343	-	5,236,343

Non-current liabilities:
Asset retirement obligation	4,762,009	4,911,313	2,330,769	7,242,082
Share purchase warrants	-	-	852,070	852,070
	4,762,009	4,911,313	3,182,839	8,094,152

Total liabilities	9,838,983	10,147,656	3,182,839	13,330,495

Shareholders’ Equity

Common shares	314,407,860	309,475,894	1,017,961	310,493,855
Equity reserves	17,163,323	16,364,296	(1,154,249)	15,210,047
Accumulated deficit	(36,494,092)	(27,956,245)	(62,279,514)	(90,235,759)
	295,077,091	297,893,945	(62,415,802)	235,468,143

Total shareholders’ equity and liabilities	$304,916,074	$308,031,601	$(59,232,963)	$248,798,638

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

Reconciliation of loss and comprehensive loss
Three months ended September 30, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Administration expenses

Expenses:
Amortization	$24,627	$23,694	$-	$23,694
Bank charges and interest	7,169	6,899	-	6,899
Consulting fees, directors’ fees and wages
and benefits	534,005	513,760	-	513,760
Office, rent and administration	213,227	206,144	-	206,144
Professional fees	294,976	283,776	-	283,776
Regulatory fees, transfer agent and
shareholder information	31,700	30,495	-	30,495
Stock-based compensation	1,535,264	1,476,996	(126,719)	1,350,277
Travel, promotion and investor relations	208,568	199,691	-	199,691
	2,849,536	2,741,425	(126,719)	2,614,706

Exploration and evaluation expenditures	-	-	5,119,119	5,119,119

Other expenses (income):
Interest and other income	(68,654)	(66,047)	-	(66,047)
Revaluation of share purchase warrants	-	-	452,205	452,205
Foreign exchange (gain) loss	448,126	(942,943)	-	(942,943)
Future income tax recovery	(23,342)	(22,455)	-	(22,455)
	356,130	(1,031,445)	452,205	(579,240)

Loss for the period	3,205,666	1,709,980	5,444,605	7,154,585

Adjustment for fair value of investment	(163,392)	(157,183)	-	(157,183)

Comprehensive loss for the period	$3,042,274	$1,552,797	$5,444,605	$6,997,402

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

Reconciliation of loss and comprehensive loss
Six months ended September 30, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Administration expenses

Expenses:
Amortization	$43,787	$42,331	$-	$42,331
Bank charges and interest	13,606	13,161	-	13,161
Consulting fees, directors’ fees and wages
and benefits	1,129,908	1,093,369	-	1,093,369
Office, rent and administration	382,798	371,035	-	371,035
Professional fees	349,824	337,127	-	337,127
Regulatory fees, transfer agent and
shareholder information	70,128	67,866	-	67,866
Stock-based compensation	3,623,001	3,507,292	(223,402)	3,283,890
Travel, promotion and investor relations	497,932	481,101	-	481,101
	6,110,984	5,913,282	(223,402)	5,689,880

Exploration and evaluation expenditures	-	-	10,124,639	10,124,639

Other expenses (income):
Interest and other income	(133,829)	(129,433)	-	(129,433)
Revaluation of share purchase warrants	-	-	331,180	331,180
Foreign exchange (gain) loss	36,302	677,804	-	677,804
Future income tax recovery	(23,342)	(22,455)	-	(22,455)
	(120,869)	525,916	331,180	857,096

Loss for the period	5,990,115	6,439,198	10,232,417	16,671,615

Adjustment for fair value of investment	(163,392)	(157,183)	-	(157,183)

Comprehensive loss for the period	$5,826,723	$6,282,015	$10,232,417	$16,514,432

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

Reconciliation of loss and comprehensive loss
Year ended March 31, 2011

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Administration expenses

Expenses:
Amortization	$101,974	$100,281	$-	$100,281
Bank charges and interest	36,232	35,627	-	35,627
Consulting fees, directors’ fees and wages
and benefits	2,415,249	2,375,162	-	2,375,162
Office, rent and administration	754,874	753,452	-	753,452
Professional fees	660,918	645,632	-	645,632
Regulatory fees, transfer agent and
shareholder information	185,783	182,713	-	182,713
Stock-based compensation	7,799,995	7,777,371	-318,863	7,458,508
Travel, promotion and investor relations	970,548	950,989	-	950,989
	12,925,573	12,821,227	(318,863)	12,502,364

Exploration and evaluation expenditures	-	-	26,114,646	26,114,646

Other expenses (income):
Interest and other income	(490,851)	(482,735)	-	(482,735)
Donations	82,000	80,644	-	80,644
Gain on sale of investments	(215,666)	(212,103)	-	(212,103)
Revaluation of share purchase warrants	-	-	518,325	518,325
Foreign exchange (gain) loss	609,194	(3,150,101)	-	(3,150,101)
	(97,323)	(3,764,295)	518,325	(3,245,970)

Loss and comprehensive loss for the year	$12,910,250	$9,056,932	$26,314,108	$35,371,040

(a)	Functional currency and the effect of changes in foreign exchange rates

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date, the United States dollar was the functional currency of all entities in the Company.

Under GAAP, the Company’s parent company, Keegan Resources Inc. was deemed to have a measurement currency of the Canadian dollar and each of its subsidiaries were considered to integrated foreign subsidiaries. Under this accounting policy, monetary assets and liabilities, not denominated in Canadian dollars were translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the date of each balance sheet. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated expense items were translated at exchange rates prevailing at the transaction date.

Under IFRS, non-monetary assets, liabilities and the company’s equity account have been recalculated using the US dollar based exchange rates prevailing when the assets were acquired, the obligations incurred or the expense was incurred. As at April 1, 2010, under GAAP, the Company had reported net assets of C$89,386,161 and under IFRS, the Company reports net assets of $85,443,758 prior to the effect of any of the other IFRS opening balance sheet adjustments.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

(b)	Share-based payments

Under GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes model and recognized this expense over the vesting period of the options. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. IFRS does, however, require the fair value determination to account for the anticipated forfeiture rate of the options. The Company has now incorporated this rate in the fair value of all grants that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that applied under GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

As at the Date of Transition, the Company recorded an adjustment to option reserves of $171,753 of which, $123,634 related to previous share-based compensation recorded to the statement of operations under GAAP and $48,119 that was recorded to mineral interest.

During the six months ended September 30, 2010, share-based compensation was reduced by $223,402 and mineral interests by $40,331.

During the year ended March 31, 2011, share-based compensation was reduced by $318,863 and mineral interests by $139,804.

(c)	Share purchase warrants

Under IAS 32, a contract that gives a counterparty a right to buy a fixed number of the Company’s shares for a fixed price is treated as an equity instrument and recorded in equity at fair value at the time of initial recognition. If a contract gives a counterparty a right to buy a fixed number of the Company’s shares where the price is variable, this contract is treated as a financial liability and subsequent to initial recognition, changes in fair value are recorded into income.

As at the Date of Transition, the Company had outstanding, 237,333 broker warrants which were exercisable into one common share at a fixed conversion price of C$3.10. As this Canadian denominated conversion price results in variable proceeds in the entity’s functional currency of United states dollars depending on the prevailing exchange rate, these warrants are classified as a financial liability. Under GAAP, the Company’s functional currency was the Canadian dollar therefore the warrants were classified as equity instruments.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements - Unaudited
Three and six months ended September 30, 2011 and 2010	Expressed in United States Dollars

(c)	Foreign currency warrant liability (continued)

As at the Date of Transition, the Company recorded the fair value, $719,616 of the outstanding Canadian dollar denominated warrants as a financial liability. The difference between the fair value at the time of issuance and the fair value at the Date of Transition, net of reclassification to share capital on exercise of warrants, of $827,878 was charged to retained earnings.

The fair value of the financial liability as at September 30, 2010 and March 31, 2011 was $846,635 and $852,070, respectively.

(d)      Exploration and evaluation expenditures

Under IFRS 6, the Company can determine an accounting policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, the Company must consider the degree to which the expenditure can be associated with finding specific mineral resources.

As described in Note 3(g) of the condensed consolidated interim financial statements for June 30, 2011 and 2010, the Company has selected an accounting policy under IFRS 6 where all exploration and evaluation expenditures are expensed until properties are determined to contain economically recoverable mineral resources. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of that project are capitalized as mineral interests.

Under GAAP, the Company’s accounting policy was that exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves, abandoned or the interest is sold.

As at the Date of Transition, the Company recorded to retained earnings $35,309,282 in exploration and evaluation costs, during six months ended September 30, 2010 $10,124,639 and during the year ended March 31, 2011 $26,114,646.

(e)      Asset retirement obligation

Under IFRS, asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at April 1, 2010 and March 31, 2011 has been re-measured and an adjustment has been recorded to mineral interest. This resulted in an increase in mineral interests and an increase in asset retirement obligation of $2,330,769 as at March 31, 2011. No material adjustment was required as at April 1, 2010.